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SEC FILE NUMBER
0-27617

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
THE MANAGEMENT NETWORK GROUP, INC.

Full Name of Registrant

Former Name if Applicable

7300 College Boulevard, Suite 302

Address of Principal Executive Office (Street and Number)
Overland Park, Kansas 66210

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     As previously disclosed, a special committee of our Board of Directors, together with its independent legal counsel and forensic accountants, recently completed its investigation of our historical practices associated with the granting of stock options and restricted stock and our accounting for those awards. The special committee delivered its final report to the Board on April 23, 2007.

     For additional information about this and related matters, see our current reports on Form 8-K filed on November 13, 2006, November 20, 2006, January 19, 2007, February 15, 2007, February 28, 2007, April 4, 2007, April 9, 2007 and April 27, 2007, our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed on May 14, 2007, and our Annual Report on Form 10-K for the year ended December 30, 2006 filed on May 14, 2007.

     As a result of the special committee’s findings, we have restated certain of our historical financial statements to record additional non-cash charges for compensation expense related to previously issued, incorrectly dated stock option and non-vested stock awards. The effects of accounting errors in previously issued financial statements were included in our Annual Report on Form 10-K for the year ended December 30, 2006 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, and in amended Quarterly Reports on Form 10-Q/A for the quarters ended April 1 2006 and July 1, 2006, in accordance with accounting principles generally accepted in the United States of America and SEC rules, regulations and guidance.

     As reported in our current reports on Form 8-K filed on February 28, 2007 and April 9, 2007, the Nasdaq Listing Qualifications Panel required that we file all delinquent SEC filings, including our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 and our Annual Report on Form 10-K for the year ended December 30, 2006, along with any required financial statement restatements, on or before May 14, 2007, in order to remain listed on the Nasdaq Global Market. On May 14, 2007, we filed both our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 and our Annual Report on Form 10-K for the year ended December 30, 2006, thus meeting the Panel’s deadline. On May 16, 2007, the Nasdaq Listing Qualifications Panel informed us that we have demonstrated compliance with all Nasdaq Marketplace Rules and the Panel determined to continue the listing of the Company’s securities on the Nasdaq Stock Market.

     On May 16, 2007, we filed amended Quarterly Reports on Form 10-Q/A for the quarters ended April 1, 2006, and July 1, 2006. While these amended reports were not “required financial statement restatements,” we determined that they were the best means of conveying to the market accurate information regarding the impact of the additional non-cash share-based compensation expense (and related tax effects) on the first and second fiscal quarters of 2006.

     Due to our efforts to file our Form 10-Q for the quarter ended September 30, 2006 and our Form 10-K for the year ended December 30, 2006 by the May 14, 2007 deadline established by the Nasdaq Listing Qualifications Panel and to file our restated Forms 10-Q/A for the first and second quarters of fiscal year of 2006, we were not in a position to file our Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, by the May 15, 2007 due date without unreasonable effort or expense. While we hope to file the Form 10-Q within the 5 day extension period granted under Rule 12b-25, we cannot guarantee that we will be able to do so.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Marc Salle	816	460-2555
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The interim condensed financial statements in the March 31, 2007 Form 10-Q will reflect the operations of Cartesian Limited acquired on January 7, 2007 and the international operations of Adventis Limited acquired on April 3, 2006.

     THE MANAGEMENT NETWORK GROUP, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2007	By	/s/ Donald E. Klumb

Donald E. Klumb
Vice President, Chief Financial Officer and Treasurer